EMBRAER RELEASES THIRD QUARTER 2008 RESULTS IN U.S. GAAP

The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) and in accordance with US GAAP. The financial data presented in this document for the quarters ended September 30, 2007, June 30, 2008 and September 30, 2008, are derived from the unaudited financial statements. In order to better understand the Company’s operating performance, additional information is also presented at the end of this release, in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”)

São José dos Campos, November 3, 2008 – Embraer (BOVESPA: EMBR3; NYSE: ERJ), the world’s leading manufacturer of commercial jets with up to 120 seats, recorded third quarter 2008 (3Q08) net sales of US$ 1,546.0 million and net income of US$ 57.7 million, equivalent to diluted earnings per ADS of US$ 0.3190.

By the end of September 2008, the volatility of the Brazilian currency directly impacted Embraer’s net results. The Company’s policy to mitigate its exposure to currency variations is based on the balance between assets and liabilities indexed in foreign currency and on the daily management of its currency trading, since most of its revenues are denominated in dollars and possibly could act as a natural hedge for the Company. The trend of appreciation of the U.S.dollar against the real might cause losses in the Company’s derivative instruments, but those losses tend to be compensated with an increase in operating revenues, since part of Embraer’s costs are denominated in reais.

Embraer holds derivative positions, mostly Non-Deliverable Forward (“NDF”), to hedge its exposure to the Brazilian currency. Those instruments do not have any speculative component and serve exclusively to protect the Company’s operations against a potential loss arising from adverse changes in currency exchange rates.

At September 30, 2008, Embraer’s “NDF” positions totaled R$ 1,675.0 million (approximately US$ 875 million), with different maturity dates, as shown below:

	Derivative Instrument	Original Currency	Current Currency	Notional (in R$ thousand)	Average Maturity Rate	Accounting Provision at 09.30.2008	Accounting Provision at 09.30.2008
Maturity up to 12/30/2008				574,290	1.7572	(53,268)	(53,268)
Maturity up to 03/31/2009	“NDF”	US$	R$	1,005,008	1.7254	(122,504)	(122,504)
Maturity up to 06/30/2009				97,715	1.9000	(5,011)	(5,011)
TOTAL				1,675,013	-	(180,783)	(180,783)
Gain (loss)

The exchange rate used to mark the Company’s “NDF” positions was R$ 1.9143 per U.S. 1.00 and the table below shows Embraer’s foreign exchange gains and losses in each period and also its gains and losses in derivative positions:

US$ million
	1Q08	2Q08	3Q08	9M08
Gain (loss) on derivatives(*)	9.6	55.6	(92.9)	(27.7)
Foreign exchange gains (losses), net	(4.1)	(32.3)	58.7	22.2
TOTAL	5.5	23.3	(34.2)	(5.5)
(*) Included in net financial income (expenses) line of the Statement of Income

The balance between assets and liabilities is constantly monitored by the Company, as well as our investments in other currencies, but due to the strong volatility, when we analyze those numbers in the short term, big variations can be noted, and when we analyze the accumulated amount for the year, the numbers are in accordance with the operations of the Company.

Embraer delivered 48 aircraft during 3Q08, compared to 47 in the third quarter of 2007 (3Q07) and 52 aircraft in 2Q08, totaling 145 jets delivered in by September 30, 2008. Embraer reaffirms its estimate of delivering 195 to 200 jets in 2008, tending toward the higher figure, as well as ten to 15 Phenom 100 jets. Embraer’s firm order backlog on September 30, 2008, reached a record high of US$ 21.6 billion, including sales to the Executive Aviation market, which backlog is approximately US$ 7.0 billion. The EMBRAER 170/190 jet family backlog accumulated a total of 865 firm orders and 813 options.

Net revenues for 3Q08 totaled US$ 1,546.0 million, an 8.2% increase over the US$ 1,428.5 million in net revenues for 3Q07, basically due to the higher number of aircraft deliveries and a more favorable product mix.

The gross margin for 3Q08 totaled 21.7%, representing an increase over the 21.2% in 3Q07 gross margin in despite the impact of the 13.0% decrease in the average exchange rate (R$/US$) on the portion of the Company’s cost stated in reais, and the average increase of 10.13% in the payroll. The higher gross margin is due to productivity gains achieved since the improvement of the Company’s industrial processes that started in mid-2007. The gross margin for 3Q08 is in line with the 21.9% for 2Q08.

Income from operations reached US$ 100.5 million in 3Q08, representing a decrease from the US$ 162.2 million recorded for the same period in 2007. The operating margin was 6.5% in 3Q08, representing a decrease from the 11.4% for 3Q07 and also a decrease from the operating margin of 6.9% for 2Q08.

Net income totaled US$ 57.7 million in 3Q08, compared to US$ 194.9 million in 3Q07 and US$ 134.4 million in 2Q08. The net margin decreased to 3.7% in 3Q08, compared to 13.6% in 3Q07 and 8.2% in 2Q08.

The Company maintained its high level of liquidity, and its net cash position was US$ 491.9 million for the quarter ended September 30, 2008.

THIRD QUARTER 2008 IN PERSPECTIVE

INDIAN GOVERNMENT ACQUIRES THREE EMBRAER EMB 145 AEW&C JETS

Embraer and the Indian Government signed an agreement for three EMB 145 AEW&C (Airborne Early Warning & Control) jets. The contract includes a comprehensive logistics package comprised of training, technical support, spare parts, and ground support equipment.

EMBRAER SELLS FIVE EMBRAER 190 JETS TO CHINA’S KUN PENG AIRLINES

Embraer and Kun Peng Airlines Co., Ltd., one of the main operators in the Chinese regional aviation market, signed a contract for five firm orders for the EMBRAER 190 jet, marking an important expansion of Embraer’s presence in mainland China.

EMBRAER AND AEROMEXICO SIGN A CONTRACT FOR 12 EMBRAER 190 JETS

Embraer signed a contract with Aeromexico for 12 EMBRAER 190 jets, as part of the airline’s modernization plan. The new aircraft will be flown by its Aeromexico Connect subsidiary, which already operates 28 ERJ 145 jets, and has taken operating leases on an additional four EMBRAER 190 jets from GE Commercial Aviation Services (GECAS), since November 2007.

EMBRAER AND NAS AVIATION CONFIRM FIVE ADDITIONAL EMBRAER 190 JETS

Embraer and Saudi Arabia’s National Air Services (NAS) Aviation confirmed options on five additional EMBRAER 190 jets. The original contract, covering five firm orders and five options, was announced in November 2007, during the Dubai Airshow. The airline also retains purchase rights for 12 additional aircraft of the same model.

EMBRAER SELLS FIVE EMBRAER 190 JETS TO NIKI AIRLINE

Embraer and Austria’s NIKI Luftfarht GmbH signed a contract for five EMBRAER 190 jets. The agreement includes purchase rights for another five aircraft, which could be either the EMBRAER 190 or the EMBRAER 195.

EMBRAER TO CREATE TWO CENTERS OF EXCELLENCE IN PORTUGAL

In a ceremony held in Lisbon, Embraer announced plans for implementing two new industrial units dedicated to manufacturing complex airframe structures, being one focused on metallic assemblies and the other on composites, both of which to be located in the city of Évora, Portugal.

EMBRAER WILL SUPPLY THE SUPER TUCANO TO THE CHILEAN AIR FORCE

Embraer and the Chilean Air Force (FACH) signed a contract for 12 Super Tucano aircraft. This is a result of a public bid held by the FACH, which chose the airplane manufactured by Embraer as the best solution for the tactical training of its pilots. The first Super Tucano is expected to be delivered in the second half of 2009.

EMBRAER MADE FIRST E-JETS SALE TO MONTENEGRO AIRLINES

Embraer announced the sale of the first EMBRAER 195 jet to Montenegro Airlines. The agreement with the airline from the Republic of Montenegro also includes purchase rights for two more aircraft of the same model.

EMBRAER OPENED TWO NEW EXECUTIVE JETS SERVICE CENTERS IN THE U.S.

Embraer celebrated the opening of its facilities at Phoenix-Mesa Gateway Airport, in Mesa, Arizona, and another hangar at Bradley International Airport, in Windsor Locks, Connecticut. The new facilities are dedicated to full-service care for the Company’s Phenom 100, Phenom 300, Legacy 450, Legacy 500 and Legacy 600 executive jets.

INCOME STATEMENT HIGHLIGHTS

The following table presents certain items from Embraer’s unaudited consolidated statement of income for the three months ended June 30, 2008 (2Q08), and for the three months ended September 30, 2007 and 2008 (3Q07 and 3Q08).

Statement of Income In US$ million, except % and earnings	2Q08	3Q07	3Q08
per ADS	(1)	(1)	(1)
Net Sales	1,635.0	1,428.5	1,546.0
Gross Profit	358.1	302.3	336.1
Gross Margin	21.9%	21.2%	21.7%
Selling, general administrative, other expenses	(155.0)	(79.6)	(158.0)
Research and development	(89.8)	(60.5)	(77.5)
Income from operations	113.2	162.2	100.5
Operating margin	6.9%	11.4%	6.5%
Net financial income (expenses)	64.5	72.9	(102.0)
Foreign exchange (loss), net	(32.3)	(11.1)	58.7
Income before income taxes	145.3	224.0	57.2
Income tax benefit (expense)	(9.0)	(28.3)	2.0
Minority interest and equity in earnings (losses) of affiliates	(1.9)	(0.8)	(1.6)
Net income	134.4	194.9	57.7
Net margin	8.2%	13.6%	3.7%
Earnings per ADS - basic	0.7427	1.0533	0.3190
Earnings per ADS - diluted	0.7427	1.0507	0.3190

(1) Derived from unaudited quarterly financial information.

DELIVERIES, NET REVENUES, and GROSS MARGIN

A total of 48 jets were delivered during 3Q08, including 37 jets to the commercial aviation market, nine executive jets, and two aircraft to the defense and government segment. As a result of a higher number of aircraft deliveries, net revenues reached US$ 1,546.0 million during 3Q08, representing an 8.2% increase over the same period in 2007.

The following table sets forth the Company’s deliveries per segment for the indicated periods.

Deliveries by Segment	2Q08	3Q07	3Q08
Commercial Aviation	43	38	37
ERJ 145	2	2	1
EMBRAER 170	1	4	3
EMBRAER 175	14	9	12
EMBRAER 190	21	20	20
EMBRAER 195	5	3	1
Defense and Government	-	-	2
EMB 145	-	-	1
Legacy 600		-	1
Executive Aviation	9	9	9
Legacy 600	9	9	9
Total	52	47	48

In 3Q08, net revenues for the Commercial Aviation segment totaled US$ 988.0 million, representing 63.9% of total revenues for the period, compared to US$ 982.0 million and 68.7% in 3Q07.

Even though nine Legacy 600 jets were delivered in each of 3Q08 and 3Q07, net revenues for the Executive Aviation segment reached US$ 223.1 million in 3Q08, representing a 5.5% increase over the US$ 211.4 million in 3Q07, as a result of price adjustments for those jets.

Net revenues for the Defense and Government segment increased from US$ 58.8 million in 3Q07 to US$ 135.3 million in 3Q08, mainly due to the deliveries of one Legacy 600 and one EMB 145 for that segment during 3Q08.

Net revenues for Aviation Services remained stable, at US$ 151.0 million in 3Q08 and US$ 153.6 million in 3Q07.

Net sales	2Q08		3Q07		3Q08
by segment	(1)		(1)		(1)
	US$M	%	US$M	%	US$M	%
Commercial Aviation	1,131.6	69.2	982.0	68.7	988.0	63.9
Defense and Government	104.1	6.4	58.8	4.1	135.3	8.8
Executive Aviation	227.6	13.9	211.4	14.8	223.1	14.4
Aviation Services	153.8	9.4	153.6	10.8	151.0	9.8
Others	17.9	1.1	22.7	1.6	48.6	3.1
Total	1,635.0	100.0	1,428.5	100.0	1,546.0	100.0

The gross margin remained at 21.7% in 3Q08, in line with the 21.9% gross margin of 2Q08 and representing an increase when compared to the 21.2% gross margin in 3Q07, despite a 13.0% decrease in the exchange rate (R$/US$) that impacted the portion of the Company’s sales and services costs stated in reais, and also despite the average 10.13% annual adjustment in the payroll. The stability in gross margin was due to the productivity gains achieved because of the implementation of the Lean manufacturing system in the production processes and also the planned reduction of overtime.

OPERATING EXPENSES & INCOME FROM OPERATIONS

During 3Q08, operating expenses totaled US$ 235.5 million, compared to US$ 140.1 million in 3Q07, mainly due to an extraordinary event related to a favorable decision for the Company regarding a tax dispute over the calculation basis of the Brazilian COFINS tax, resulting in the reversal of a provision in the amount of US$ 83.5 million in 3Q07. The operating expenses during 3Q08 represent a decrease if compared to the US$ 244.8 million in 2Q08.

Sales expenses totaled US$ 101.8 million in 3Q08, compared to US$ 90.9 million in 3Q07, due to the increase in expenses with marketing campaigns related to our executive aviation products.

R&D expenses totaled US$ 77.5 million in 3Q08, compared to US$ 60.5 million in 3Q07. This increase is due to the development and certification process of the Phenom jets family, the certification of the Lineage 1000 jet, the start-up in the development of the Legacy 450 and the Legacy 500 jets and the 13.0% exchange rate decrease (R$/US$).

General and administrative expenses decreased 7.2% from US$ 62.1 million in 3Q07 to US$ 57.6 million in 3Q08. The 13.0% exchange rate decrease was partially offset by the P3E (Embraer Entrepreneurial Excellence) plan that focuses on optimizing resources and bringing cost savings. During 3Q08, the Company informed that it had consolidated its organizational structure by reducing managerial positions and administrative functions, cutting approximately 250 jobs.

Other operating expenses totaled an income of US$ 1.4 million in 3Q08, compared to an income of US$ 73.4 million in 3Q07, mainly due to the reversion of the provision mentioned above.

As a result of the foregoing, the Company’s operating income reached US$ 100.5 million in 3Q08 with an operating margin of 6.5%, compared to US$ 162.2 million and 11.4% in 3Q07, respectively.

NET INCOME

Embraer recorded a total net financial expense of US$ 43.3 million in 3Q08, compared to a total net financial income of US$ 61.8 million in 3Q07. Interest expense net totaled US$ 102.0 million in 3Q08, compared to an interest income, net of US$ 72.9 million in 3Q07. The 3Q08 US$ 102.0 million financial expenses includes the provision of US$ 92.9 million arising from the marked to market (MTM) of financial instruments maintained by the Company to mitigate the effects of foreign currency and interest rate volatility. The derivative instruments held by the Company include NDFs (Non Deliverable Forwards) and plain vanilla interest rate swaps, without any leverage component, and are used for protection of its balance sheet and operations exposures without any speculative component.

Foreign exchange gain/loss reflects exchange variations in monetary assets and liabilities stated in other currencies and is translated into U.S. dollars at the end of each period. The Company recorded a foreign exchange gain of US$ 58.7 million in 3Q08, compared to an expense of US$ 11.1 million in 3Q07.

Net income in 3Q08 was US$ 57.7 million, representing a 3.7% net margin, compared to net income of US$ 194.9 million and a 13.6% net margin in 3Q07.

BALANCE SHEET HIGHLIGHTS

At September 30, 2008, Embraer’s cash and cash equivalents and temporary cash investments totaled US$ 1,922.0 million. On the same date, short- and long-term loans (excluding non-recourse and recourse debt) totaled US$ 1,430.1 million. As a result, the Company had a net cash position (total loans minus cash and cash equivalents and temporary cash investments) of US$ 491.9 million at the end of 3Q08.

Balance Sheet Data	3Q07	2Q08	3Q08
(in US$ million)	(1)	(1)	(1)

Cash and cash equivalents	1,203.0	1,241.8	1,063.3
Temporary cash investments	1,050.3	921.1	858.7
Trade accounts receivable	346.4	401.1	406.1
Customer and commercial financing	564.8	416.5	444.1
Inventories	2,681.3	2,837.7	2,924.7
Property, Plant and Equipment	537.5	627.7	674.0
Trade accounts payable	1,040.3	1,145.7	1,146.9
Loans	1,803.2	1,638.7	1,430.1
Shareholders' equity	2,041.3	2,139.7	2,146.7
Net cash (debt) *	450.1	524.2	491.9

* Net cash = Cash and cash equivalents + Temporary cash investments - Loans

(1) Derived from unaudited quarterly financial information.

Cash and cash equivalents and temporary cash investments

Embraer’s cash and cash equivalents and temporary cash investments on September 30, 2008 totaled US$ 1,922.0 million, compared to US$ 2,162.9 million on June 30, 2008. This reduction was due to the reduction on loans outstanding. From the total balance in cash and cash equivalents and temporary cash investments on September 30, 2008, 65.3% is stated in foreign currency, primarily in U.S. dollars, and the remaining 34.7% is comprised of investments stated in reais. The investment strategy adopted by the Company is to maintain sufficient cash to minimize the currency and interest rate risks of its assets and liabilities. This strategy also takes into account expected future R&D and capital expenditures, most of which are stated in reais.

Trade accounts receivable and customer and commercial financing

Trade accounts receivable and customer commercial financing totaled US$ 850.2 million in 3Q08, representing a 4.0% increase compared to US$ 817.6 million in 2Q08, due to the normal course of the Company’s business.

Inventories

During 3Q08, inventories increased to US$ 2,924.7 million, compared to US$ 2,837.7 million in 2Q08. Higher inventory levels are part of Embraer’s plan to achieve committed deliveries of 195 to 200 aircraft in 2008.

Short-Term and Long-Term Loans

On September 30, 2008, Embraer’s total debt was US$ 1,430.1 million, compared to US$ 1,638.7 million on June 30, 2008. The average maturity of Embraer’s total debt was 3.5 years on September 30, 2008, below the average of 3.6 years on June 30, 2008.

Of the total debt on September 30, 2008, 26.2% was stated in reais and indexed to the TJLP, at a weighted average interest rate of 7.71% per annum. The remaining US$ 1,054.7 million were stated in other currencies, primarily U.S. dollars, with a weighted average interest rate of Libor + 1.16% per annuum.

Embraer’s total debt/LTM Adjusted EBITDA ratio decreased from 2.94x on June 30, 2008, to 2.89x on September 30, 2008. Embraer’s total debt/capitalization ratio decreased from 0.43x on June 30, 2008, to 0.40x on September 30, 2008. LTM Adjusted EBITDA was US$ 494.6 million in 3Q08.

Interest coverage as measured by LTM Adjusted EBITDA/Interest paid (gross), decreased from 4.57x on June 30, 2008, to 4.33x on September 30, 2008.

Certain Financial Ratios	2Q08	3Q07	3Q08

Total debt to Adjusted EBITDA (1)	2.94	5.26	2.89
Net debt to Adjusted EBITDA (2)	(0.94)	(1.31)	(0.99)
Total debt to capitalization (3)	0.43	0.47	0.40
Adjusted EBITDA to interest expense (gross) (4)	4.57	3.13	4.33
Adjusted EBITDA (5)	557.0	343.0	494.6

(1) Total debt represents short- and long-term loans and financing.

(2) Net debt represents cash and cash equivalents, plus temporary cash investments, minus short- and long-term loans and financing.

(3) Total capitalization represents short- and long-term loans and financing, plus shareholders’ equity.

(4) Interest expense (gross) includes only interest and commission on loans.

(5) The table at the end of this release sets forth the reconciliation of net income to Adjusted EBITDA, calculated on the basis of financial information prepared with U.S. GAAP data, for the periods indicated.

CAPITAL EXPENDITURES

During 3Q08, Embraer invested US$ 61.3 million to improve and modernize its industrial and engineering processes, as well as its property, plant, and equipment, compared to US$ 44.7 million in 3Q07. Capex for 3Q08 included investments in the production line of the new family of business jets and investments on its after-sale support network for executive aviation, with the opening of its new service centers.

ADDITIONAL INFORMATION UNDER BRAZILIAN GAAP

Embraer also reported its 3Q08 financial statements in accordance with accounting practices adopted in Brazil (Brazilian GAAP), which, under Brazilian law, is the basis for calculating the distribution of dividends and interest on shareholders’ equity and taxes. The following selected financial information is derived from the consolidated income statement prepared in accordance with Brazilian GAAP and in reais (R$).

- Net sales during 3Q08 totaled R$ 2,638.5 million.

- Gross profit totaled R$ 552.2 million, with a gross margin of 20.9% in 3Q08.

- Income from operations for 3Q08 was R$ 241.7 million, with an operating margin of 9.2%.

- During 3Q08, income before taxes represented a loss of R$ 127.9 million.

- Net income for 3Q08 represented a loss of R$ 48.4 million, with a negative margin of 1.8%.

BACKLOG & DELIVERY FORECAST

Embraer delivered 48 jets during 3Q08, representing an increase of one aircraft over the 47 deliveries in 3Q07. Embraer reaffirms its forecast of delivering between 195 and 200 jets in 2008, tending toward the higher figure, for the Commercial Aviation, Executive Aviation and Defense and Government segments, plus 10 to 15 Phenom 100 jets.

On September 30, 2008, Embraer presented the following firm order backlog:

Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	733	50	693	40
EMBRAER 170	187	100	143	44
EMBRAER 175	134	173	100	34
EMBRAER 190	434	460	181	253
EMBRAER 195	110	80	22	88
TOTAL	1,780	863	1,321	459

On September 30, 2008, Embraer’s firm order backlog, including the Commercial Aviation, the Executive Aviation and the Defense and Government segments, totaled a new record of US$ 21.6 billion. The following chart illustrates Embraer’s firm order backlog evolution.

INVESTOR RELATIONS

Embraer’s American Depositary Shares (ADS) traded on the New York Stock Exchange (NYSE) closed at US$ 27.01, on September 30, 2008, representing an increase of 1.9% during the third quarter of 2008.

The Company’s common shares traded on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo - BOVESPA) closed at R$ 13.10, on September 30, 2008, representing a 22.8% increase during the third quarter of 2008.

The average daily ADS trading volume during 3Q08 was US$ 35.1 million or 1,169,230 shares.

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 3Q08 Results in US GAAP on November 4, 2008, as described below:

(US GAAP)
8:00 AM (NY) 11:00 AM (SP)
Telephones:
+1 800 860 2442 (North America)
+1 412 858 4600 (International)
+55 11 4688 6301(Brazil)
Code: Embraer
Replay Number:
+55 11 4688 6312
Code: 708

The conference call will also be broadcasted live over the web at www.embraer.com
For additional information please contact:
Investor Relations
+55 12 3927-4404
investor.relations@embraer.com.br

ABOUT EMBRAER

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On September 30, 2008, Embraer had a workforce of 23,745 employees and a firm order backlog of US$ 21.6 billion.

This document may contain forward-looking statements regarding circumstances or events yet to take place. Such statements are based largely on current expectations, forecasts of future events, assumptions and on financial tendencies that affect the Company’s businesses, and may prove not to be accurate and are not guarantees of performance. They are subject to risks, uncertainties and assumptions that are difficult to predict and that may include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon; and existing and future governmental regulations. The actual results can, therefore, differ substantially from those previously published as Company expectations. Further, in view of the inherent risks and uncertainties, the estimates, events and circumstances in such statements may not occur. The words “believe”, “may”, “is able”, “will be able”, “estimate”, “intend”, “continue”, “project”, “anticipate”, “expect” and other similar terms are supposed to identify such forward-looking statements. The Company is not obligated to publish updates nor to revise any such statements due to new information, future events or otherwise.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

ASSETS

	As of June 30, 2008	As of September 30, 2008
	(1)	(1)
CURRENT ASSETS
Cash and cash equivalents	1,241,813	1,063,318
Temporary cash investments	921,087	858,741
Trade accounts receivable,net	381,669	371,557
Collateralized accounts receivable	11,241	11,577
Customer and commercial financing	3,176	3,282
Inventories	2,828,108	2,916,483
Deferred income taxes	124,921	150,924
Other current assets	312,882	307,811

Total current assets	5,824,897	5,683,693

NONCURRENT ASSETS
Trade accounts receivable,net	19,471	34,515
Collateralized accounts receivable	465,606	467,385
Customer and commercial financing	413,370	440,832
Inventories	9,544	8,241
Property, plant and equipment, net	627,692	674,009
Intangible Assets	24,239	22,509
Investments	65,825	82,878
Deferred income taxes	178,172	242,776
Other noncurrent assets	757,853	746,175

Total noncurrent assets	2,561,772	2,719,320

TOTAL ASSETS	8,386,669	8,403,013

(1) Derived from unaudited quarterly financial information.

LIABILITIES AND SHAREHOLDERS' EQUITY
	As of June 30, 2008	As of September 30, 2008
	(1)	(1)
CURRENT LIABILITIES
Loans and financing	825,723	639,685
Capital lease obligation	5,295	5,517
Non recourse and recourse debt	115,199	137,265
Trade accounts payable	1,145,656	1,146,897
Advances from customers	913,611	1,043,258
Other payables and accrued liabilities	360,455	434,528
Taxes and payroll charges payable	92,922	53,791
Accrued taxes on income	23,673	8,459
Deferred income taxes	818	2,841
Contingencies	13,714	11,037
Accrued dividends	1,649	1,038
Unearned Income	110,813	110,759

Total current liabilities	3,609,528	3,595,075

LONG-TERM LIABILITIES
Loans and financing	812,950	790,388
Capital lease obligation	15,435	14,166
Non recourse and recourse debt	363,265	369,141
Advances from customers	469,977	537,448
Contribution from suppliers	123,005	113,941
Taxes and payroll charges payable	523,066	441,260
Other payables and accrued liabilities	192,051	167,287
Deferred income taxes	8,214	109,403
Contingencies	54,741	47,407
Unearned Income	3,304	3,218

Total long-term liabilities	2,566,008	2,593,659

MINORITY INTEREST	71,457	67,565

SHAREHOLDERS' EQUITY	2,139,676	2,146,714

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	8,386,669	8,403,013

(1) Derived from unaudited quarterly financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of U.S.dollars except per share data

	Three Months Ended (1)		Nine Months Ended (1)
	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008

Gross sales
Domestic market	58,904	101,376	115,205	200,884
Foreign market	1,404,460	1,439,712	3,343,048	4,385,764
Sales deductions	(34,909)	4,914	(88,090)	(69,760)
Net sales	1,428,455	1,546,002	3,370,163	4,516,888

Cost of sales and services	(1,126,185)	(1,209,921)	(2,642,200)	(3,550,728)

Gross profit	302,270	336,081	727,963	966,160

Operating expenses
Selling expenses	(90,890)	(101,834)	(253,122)	(301,325)
Research and development	(60,507)	(77,543)	(164,796)	(243,527)
General and administrative	(62,099)	(57,587)	(165,642)	(169,528)
Other operating expense, net	73,423	1,427	64,465	10,663

Income from operations	162,197	100,544	208,868	262,443

Interest(expense) income, net	72,864	(101,971)	128,617	(17,374)
Foreign exchange gain (loss) ,net	(11,108)	58,663	(27,511)	22,194

Income before income taxes	223,953	57,236	309,974	267,263

Income tax benefits(expense)	(28,266)	2,027	(23,580)	14,238

Income before minority interest and results of affiliates	195,687	59,263	286,394	281,501

Minority interest	(897)	(1,638)	1,735	(4,735)
Equity in earnings of affiliates	120	87	297	273

Net income	194,910	57,712	288,426	277,039

Earnings per share
Basic
Common	0.2633	0.0797	0.3897	0.3811

Diluted
Common	0.2627	0.0797	0.3887	0.3811

Weighted average shares (thousands of shares)
Basic
Common	740,204	723,665	740,204	726,908

Diluted
Common	742,045	723,665	742,045	726,908

Earnings per share - ADS basic (US$)	1.0533	0.3190	1.5586	1.5245
Earnings per share - ADS diluted (US$)	1.0507	0.3190	1.5548	1.5245

(1) Derived from unaudited quarterly financial information.

EMBRAER - EMPRESA BRASILEIRA DE AERONÁUTICA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of U.S.dollars

	Three months ended on		Nine months ended on
	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008
	(1)	(1)	(1)	(1)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	194,910	57,712	288,426	277,039
Adjustments to reconcile net income to net cash provided by(used in) operating activities:
Depreciation	19,057	18,313	42,269	50,327
Allowance for doubtful accounts	(3,600)	408	(416)	439
Allowance (reversal) for inventory obsolescence	(867)	7,928	(9,037)	6,500
Loss on property, plant and equipment disposals	(205)	752	(2)	1,123
Accrued interest	(2,662)	(15,793)	2,685	(14,567)
Minority interest	897	1,638	(1,735)	4,735
Foreign exchange loss, net	11,108	(58,663)	27,511	(22,194)
Deferred income taxes	17,575	12,608	1,826	(24,028)
Equity in earnings (losses) from affiliates	(120)	(87)	(297)	(273)
Other	(1,321)	(136)	(8,437)	(2,136)
Provision for losses,property plant and equipment	-	(205)	-	(936)

Changes in assets and liabilities:	118,889	162,235	(571,768)	416,274

Net cash provided by(used in) operating activities	353,661	186,710	(228,975)	692,303

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment	208	189	1,566	1,806
Court-mandated escrow deposits, net of withdrawals	(9,104)	(23,255)	(29,457)	(45,800)
Additions to property, plant and equipment	(44,754)	(61,284)	(163,312)	(176,885)
Others	241	(15,910)	399	(15,230)

Net cash (used in) investing activities	(53,409)	(100,260)	(190,804)	(236,109)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from borrowings	396,489	311,882	1,354,208	888,736
Repayment of borrowings	(383,131)	(424,010)	(969,336)	(1,193,655)
Payments of capital lease obligations	(1,210)	(875)	(1,808)	(3,754)
Proceeds from issuance of shares	-	-	1,343	-
Dividends and/or Interest on capital paid	(32,588)	(41,275)	(91,955)	(193,951)
Acquisition of own shares for treasury	-	-	-	(182,958)
Net cash provided by (used in) financing activities	(20,440)	(154,278)	292,452	(685,582)

Effect of exchange rate changes on cash and cash equivalents	47,287	(110,667)	120,957	(14,660)

Increase (decrease) in cash and cash equivalents	327,099	(178,495)	(6,370)	(244,048)

Cash and cash equivalents, at beginning of period	875,927	1,241,813	1,209,396	1,307,366

Cash and cash equivalents, at end of period	1,203,026	1,063,318	1,203,026	1,063,318

(1) Derived from unaudited quarterly financial information.

RECONCILIATION OF US GAAP AND “NON GAAP” INFORMATION

Adjusted EBITDA represents Earnings Before Interest, Taxation, Depreciation and Amortization. Adjusted EBITDA is not a financial measurement of the Company’s financial performance under U.S. GAAP. Adjusted EBITDA is presented because it is used internally as a measure to evaluate certain aspects of the business, including financial operations. We also believe that some investors find it to be a useful tool for measuring a company’s financial performance. Adjusted EBITDA should not be considered as an alternative to, in isolation from, or a substitution for analysis of the Company’s financial condition or results of operations, as reported under US GAAP. Other companies in the industry may calculate Adjusted EBITDA differently than Embraer has for the purposes of its earnings releases, limiting Adjusted EBITDA’s usefulness as a comparative measure.

Adjusted EBITDA Reconciliation LTM	2Q08 (1)	3Q07 (1)	3Q08 (1)
Net income	615.1	412.8	477.9
Minority interest	13.6	2.8	14.4
Income tax benefit (expense)	(4.8)	8.5	(35.1)
Interest income (expense), net	(192.2)	(162.2)	(17.4)
Foreign Exchange gain (loss), net	57.7	30.6	(12.0)
Depreciation and amortization	67.6	50.4	66.9
Adjusted EBITDA	557.0	343.0	494.6

(1) Derived from unaudited quarterly financial information.
LTM : Last Twelve Months